UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                               (AMENDMENT NO. 3)*

                              Cambridge Heart, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    131910101
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)


Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

                                  (Page 1 of 4)

CUSIP No. 131910101                   13G                     Page 2 of 4 Pages

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

               3,178,025

6.      SHARED VOTING POWER

               0

7.      SOLE DISPOSITIVE POWER

               3,178,025

8.      SHARED DISPOSITIVE POWER

               0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,178,025

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*    [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               8.6%

12.     TYPE OF REPORTING PERSON*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 131910101                   13G                     Page 3 of 4 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of Cambridge Heart, Inc. beneficially owned by the Reporting Person specified herein as of December 31, 2004 and amends and supplements the Schedule 13G dated February 6, 2004 and filed by the Reporting Person on February 12, 2004 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.        OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

                      3,178,025

               The Tail Wind Fund Ltd. ("Tail Wind") beneficially owns a total of 3,178,025 shares of Common Stock, which includes: (i) 889,836 shares of Common Stock held as of December 31, 2004, (ii) 459,770 shares of Common Stock for which warrants issued December 28, 2001 are exercisable, (iii) 777,778 shares of Common Stock into which 350 shares of Series B Convertible Preferred Stock are convertible, (iv) 388,889 shares of Common Stock into which 175 Series B Preferred Shares would be convertible if Tail Wind acquired such Preferred Shares pursuant to a warrant issued to Tail Wind on or about December 6, 2004, and (v) 661,752 shares of Common Stock into which 50,904 shares of Series A Preferred Stock would be convertible if Tail Wind acquired such Preferred Shares pursuant to a warrant issued to Tail Wind on or about May 12, 2003.

               Each of the above calculations is determined as of December 31, 2004.

         (b)   Percent of class:

                           8.6%

               Tail Wind's aggregate beneficial ownership of 3,178,025 shares of Common Stock constitutes 8.6% of all of the outstanding shares of Common Stock, based upon 34,690,965 outstanding shares of Common Stock as of November 11, 2004 plus the number of shares directly and indirectly underlying the warrants and Preferred Shares held by Tail Wind.

        (c) Number of shares as to which such person has:

                 (i) Sole power to vote or to direct the vote

                             3,178,025

                (ii) Shared power to vote or to direct the vote

                             Not applicable.

               (iii) Sole power to dispose or to direct the disposition of

                             3,178,025

                   (iv) Shared power to dispose or to direct the disposition of

                             Not applicable.

ITEM 10.   CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 131910101                   13G                     Page 4 of 4 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: February 10, 2005             THE TAIL WIND FUND LTD.



                                    By: /s/ Andrew P. MacKellar
                                       ---------------------------------
                                            Andrew P. MacKellar
                                            Director